RINO INTERNATIONAL CORPORATION
11 Youquan Road, Zhanqian Street, Jinzhou District, Dalian,
People’s Republic of China 116100
Tel: (011)-86-411-87661222

July 29, 2008

Attn: Brigitte Lippmann
United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-701

Re:	RINO International Corporation (f/k/a Jade Mountain Corporation) Amendment No. 3 and 4 to Registration Statement on Form S-1 Filed June 9 and 11, 2008 File No. 333-147513
Dear Ms. Lippmann,

Reference is made to your comment letter dated June 30, 2008 (the “Comment Letter”) to RINO International Corporation (f/k/a Jade Mountain Corporation, the “Registrant” or the “Company”) and the comment letter to us dated July 15, 2008, relating to the subject registration statement (the “Registration Statement”). Set forth below is the comment contained in the Comment Letter followed by our response thereto:

General

1. We note that you have filed only the financial statements in Part I of Amendment No. 4 to the registration statement and omitted the other required sections of the prospectus. In future filings, every amendment which relates to a prospectus must include the entire prospectus as amended. See Rule 472 of Regulation C.

Response: In connection with the amendment to the prospectus in response to your comment, we are filing the entire prospectus in Amendment No. 5 to the Registration Statement on Form S-1.

2. Given the change accountants as disclosed in your registration statement, please explain why you have not filed an Item 4.01 Form 8-K. In addition, it does not appear to us that your registration statement includes a letter from your former accountant agreeing or disagreeing with your disclosures regarding the change as is also required by Item 304 of Regulations S-K. Please advise or revise.

Response: The Registrant filed a Current Report on Form 8-K on October 12, 2007 to report the change of accountants, which included a letter from the Registrant’s former account S. W. Hatfield indicating its agreement with the Registrant’s disclosure regarding the change in the Form 8-K. The Registrant filed a Current Report on Form 8-K on July 7, 2008 to report the change of accountants, which included a letter from the Registrant’s former accountant Jimmy C.H. Cheung & Co. indicating its agreement with the Registrant’s disclosure regarding the change in the Form 8-K. Both letters from the Registrant’s former accountants are included as exhibits to the Amendment No. 5 to the Registration Statement on Form S-1.

Amendment 3 to Form S-1

Summary - Background, page 13

3. Please correct the typo related to the aggregate amount of liquidated damages disclosed on page 14.

Response: Please refer to the attached Amendment No. 5 to the Registration statement on Form S-1 for the revisions made in response to your comment.

Background — Securities Purchase Agreement, page 35

4. We understand from your response to prior comment 6 that the delivery of the "Make Good Escrow Shares" is determined on an after-tax basis. However, your filing says "pre-tax" in the first sentence under the caption, "Delivery of up to 5,580,000 Additional Shares of Common Stock from Escrow Based on After-Tax Net Income." Please revise your filing as applicable.
Response: Please refer to the attached Amendment No. 5 to the Registration statement on Form S-1 for the revisions made in response to your comment.

5.  We note your response to prior comment 7; however please explain to us how you determined that the provision related to liquated damages for PRC rescission of the restructuring agreement is not an embedded term of the underlying security that would be included in the evaluation of the security under EITF 00-19.

Response:

The Registrant has determined that the provision related to liquidated damages for PRC rescission of the restructuring agreement is an embedded term of the underlying security and that the common stock sold under such terms are redeemable preferred stock as described in Section 211 of the Codification of Financial Reporting Policies. The financial statements and other relevant parts of the Registration Statement have been restated to disclose the transferability of the liquidated damages provision as well as to classify the redeemable preferred stock outside of permanent equity as required by Rule 5-02.28 of Regulation S-X.

MD&A. page 42

6. We note your responses to prior comments 8, 9 and 11 and appreciate the additional information you provided; however please address the following:

•
Please help us better understand how you recognize revenue under the percentage of completion method. In this regard, it appears to us that your disclosures in MD&A are not consistent with the revenue recognition policy disclosed in the notes to your financial statements. It also remains unclear to us when and how you allocate raw materials to contracts and how and why you believe this is the most appropriate basis for estimating your completion percentage. In this regard, it is not clear to us if or when deposits with supplies are allocated to contracts and customers and how that might impact your completion percentages.

Response: The revenue recognition policy concerning equipment sales contracts as disclosed under Critical Accounting Policies and Estimates has been revised to further clarify the application of the percentage completion cost to cost method (SOP 81-1 paragraph 44) by measuring inputs rather than outputs (SOP 81-1 paragraph 47). Inputs are more reliably measurable within our accounting system than are outputs. We have made it clear that the mere acquisition of materials is not used in our measurement of inputs (SOP 81-1 paragraph 49), thus removing any implication that deposits with suppliers might somehow affect the estimated percentage complete. Deposits with suppliers are not included in inputs, and do not impact the recognition of revenues. The tabular disclosures of revenue recognized have been made consistent with the classification of revenues in the financial statements to remove any inconsistencies.

•
Based on the revenue disclosures in MD&A, please help us better which revenue recognition policy relates to each revenue source and the distinction between products (contracts) and services in the financial statements. In this regard, it is not clear to us why "machining services" are not included under services in your statements of income or if such services are recorded on a gross or net basis.

Response: The presentation of the revenue disclosures in MD&A has been revised to clarify the distinction between our revenue classifications and the revenue recognition policies for each. The tabular disclosures of revenue recognized have been made consistent with the classification of revenues in the financial statements to remove any inconsistencies.

•	Please help us better understand the testing and customer acceptance provisions in your contracts, including how you determined that those provisions don't impact your revenue recognition policy.

Response: The revenue recognition policy for equipment sales contracts has been revised to further clarify the role of customer acceptance provisions in our recognition of revenue. We have determined that the customer acceptance provisions do, in fact, impact our recognition of revenue. Customer acceptance of final installation and testing is required in determining whether a contract is 100% complete. Further, at each month end a customer representative agrees in writing to the our estimation of the percentage complete for each contract based on his assessment of outputs, which is particularly significant when percentage complete is at or near a point that triggers a progress payment requirement. The customer could be motivated to assess the percentage complete at a lower value to effectively defer the required progress payment. We believe that this process provides the observation and inspection recommended by SOP 81-1 paragraph 51 and gives additional validity to our estimates of percentage complete. Although our estimates of percentage complete are driven and affected by inputs which are measurable within our accounting system, those estimates are confirmed by the customers assessment of outputs. Since the customer’s assessment of outputs is not measurable within our accounting system, those assessments have only an indirect impact on our revenue recognition policy.

•
Please help investors better understand why days outstanding of receivables are so significant and explain the potential risks associated with such balances and with your revenue recognition policies. In regard to your receivable, please quantify the amounts held as retainages at each balance sheet date in the note to your financial statements.

Response: We have updated our disclosures in MD&A to explain the significance of our outstanding accounts receivable in terms of days sales outstanding. We have quantified the retainage amounts included in accounts receivable as of the most recent balance sheet date and we have added risk factors related to our revenue recognition policies and our accounts receivable balances.

Selected Financial Data, page 96

7.
Please delete your presentation of income from operations per common share and present net income per share. In addition, please be advised that although your disclosures related to periods prior to the dates of the financial statements in your filings may be unaudited, they should be presented under US GAAP.

Response: Our presentation of earnings per share has been updated as requested. Please refer to the attached Amendment No. 5 to the Registration statement on Form S-1 for the revisions made in response to your comment.

Amendment 4 to Form S-1

Consolidated Balance Sheets, page F-1

8.	Please revise the notes to your interim financial statements for the period ended March 31, 2008 to disclose the terms of the notes payable recorded during the first quarter of 2008.

Response: The notes to the March 31, 2008 financial statements have been revised accordingly. Please refer to the attached Amendment No. 5 to the Registration statement on Form S-1 for the revisions made in response to your comment.

The Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant acknowledges further that the Registrant is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We believe that our answers provided in this response letter and the revisions made in the Amendment No. 5 to the Registration Statement on Form S-1 adequately responded to your comments in the Comment Letter. Should you have additional questions or comments, please do not hesitate to contact us at our address provided above. Your prompt attention is highly appreciated.

Very truly yours, RINO INTERNATIONAL CORPORATION By: /s/ Bruce Richardson Name: Bruce Richardson Title: Chief Financial Officer